As filed with the Securities and Exchange Commission on September     , 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

FPB BANCORP, INC.

(Exact name of registrant as specified in its charter)

FLORIDA	6024	65-1147861
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 SE Port St. Lucie Boulevard

Port St. Lucie, Florida 34952

(772) 398-1388

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Skiles

Chief Executive Officer

FPB Bancorp, Inc.

1301 SE Port St. Lucie Boulevard

Port St. Lucie, Florida 34952

(772) 398-1388

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

A. George Igler, Esq. or Richard Pearlman, Esq. Igler & Dougherty, P.A. 2457 Care Drive Tallahassee, Florida 32308	Gregory C. Yadley, Esq. or Julio C. Esquivel, Esq. Shumaker, Loop & Kendrick, LLP Bank of America Plaza 101 East Kennedy Boulevard, Suite 2800 Tampa, Florida 33602

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a Smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Units of common stock and preferred stock	25,000	$1,000	$25,000,000	$1,395
Common Stock, par value $0.01	To be determined	Included with above	Included with above	Included with above
Preferred Stock, par value $0.01	To be determined	Included with above	Included with above	Included with above

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement that we have filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction where an offer or sale thereof is not permitted.

Subject to Completion, dated                     , 2009

PROSPECTUS

FPB BANCORP, INC.

FPB Bancorp, Inc. is a bank holding company headquartered in Port St. Lucie, Florida. Our operations are conducted through our wholly-owned subsidiary, First Peoples Bank. First Peoples Bank is a Florida-state chartered commercial bank which commenced operations in 1999.

We are selling up to 25,000 units for $1,000 per unit. Each unit is comprised of              shares of our common stock and              shares of our preferred stock. Our common stock is traded on the Nasdaq Capital Market under the symbol “FPBI.” Each share of preferred stock will pay a cumulative quarterly dividend of $            , when declared by our Board of Directors, and will mandatorily convert into              shares of common stock on                     , 2012. Holders of preferred stock will also have the right to convert their shares of preferred stock into shares of common stock at any time, at the same per share rate as the mandatory conversion.

The offering period began on                     , 2009 and will terminate on                     , 2009, unless extended by our Board of Directors until no later than                     , 2010.

We have engaged Kendrick Pierce & Company Securities, Inc. to act on a best efforts basis as our placement agent in connection with this offering. We will deposit subscriptions for units into an escrow account with              until we have received subscriptions for a minimum of 5,000 units. If we do not receive subscriptions for at least 5,000 units by the termination of the offering, we will promptly return all subscription funds without interest or deduction. If we have sold at least 5,000 units by                     , 2009, we will conduct a first closing of the offering and will conduct a second closing upon termination of the offering. We will issue certificates for the common stock and preferred stock sold in the offering promptly after each closing.

On                    , 2009, the last reported sale price of our common stock on the Nasdaq Capital Market was $             per share. Our preferred stock is not traded on any exchange or market and we do not expect a market for the preferred stock to develop after this offering.

You should consider the risks which we have described in “Risk Factors ” beginning on page 11 before buying shares of our common stock.

	Per Unit	Total
Public offering price	$	$
Maximum sales commission	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Kendrick Pierce & Co.

The date of this prospectus is                     , 2009.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause FPB’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and subsidiaries include, but are not limited to, changes in:

•	the factors described under the heading “Risk Factors” beginning on page ,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of our loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in the Company’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting FPB’s operations, pricing and services.

Further information on other factors that could affect us is included in the Securities and Exchange Commission filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

ABOUT THIS PROSPECTUS

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, “FPB,” “the Company,” “we,” “us,” and “ours” refer to FPB Bancorp, Inc. and its subsidiary, First Peoples Bank. The “Bank” refers to First Peoples Bank and its subsidiary, Treasure Coast Holdings, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange

Commission. You may read and copy any of these filed documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

Our Internet address is www.1stpeoplesbank.com. FPB makes available through its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the Securities and Exchange Commission and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the Securities and Exchange Commission, as applicable. Unless specifically incorporated by reference, the information on our website is not part of this prospectus.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors,” our financial statements and related notes, and the other information that is incorporated by reference into this prospectus before making an investment decision.

Our Company

FPB Bancorp, Inc. is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our operations are conducted by our wholly-owned subsidiary, First Peoples Bank. First Peoples Bank commenced operations in 1999 and is headquartered in Port St. Lucie, Florida.

At June 30, 2009, we had total consolidated assets of $262.4 million, total deposits of $227.5 million, total consolidated liabilities (including deposits) of $239.9 million and consolidated shareholders’ equity of $22.6 million. For the six month period ending June 30, 2009, we reported a net loss of $1.9 million, which included a one-time charge of $548,000 relating to a loss on our investment in the parent company of our primary correspondent Bank, Silverton Bank, N.A. and an increased regular FDIC assessment of $81,000. In addition, the FDIC has levied a special assessment of $121,000 in the third quarter.

We have grown from our initial office to six full-service banking offices located in Port St. Lucie, Stuart, Palm City, Fort Pierce, and Vero Beach, Florida. Our customers are primarily individuals, professionals, small- and medium-size businesses, and seasonal retirees located in our market areas. We operate in a market area that is projected to be one of the fastest growing areas in Florida. Our goal is to be positioned to take advantage of these characteristics as the business cycle stabilizes and turns positive.

Our lending activities are oriented primarily to small to medium-sized businesses, as well as to the consumer and retail customer in our market area. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology. The deposit services offered by our Bank include small business and personal checking, savings accounts and certificates of deposit. Our Bank concentrates on customer relationships in building its customer deposit base.

We believe that we have a strong presence in our markets and have the opportunity to capitalize on new lending relationships, along with their corresponding deposits, when the economy improves and we inject new capital into the Bank. Additionally, we believe new capital, coupled with opportunities within our markets, will allow us to selectively hire loan officers with experience in those markets.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors and clients, not our shareholders.

We have called a special meeting of our shareholders to be held October 6, 2009 to approve an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of our common and preferred stock.

Business Strategy

Our business strategy is to be the outstanding financial institution in the communities we serve by providing a high level of personalized service, competitive banking products, a challenging and rewarding work environment for our staff, and attractive and convenient banking offices. We believe that our large and growing market provides a significant opportunity to build a successful independent community-focused banking franchise. We intend to continue to expand our business through internal growth, as well as selective geographic expansion, while maintaining strong asset quality and achieving sustained profitability. The Board regularly reviews our branch network operations to maximize customer convenience, core deposits and branch profitability. Our business strategy incorporates the following elements:

•	focusing on relationship lending to small and mid-size businesses in our market area;

•	capitalizing on opportunities to serve new customers created by the turmoil being experienced by our competitors and the ongoing consolidation of banks in our market area;

•	achieving an optimal level of low-cost funding through building a base of core deposits;

•	hiring experienced and qualified personnel;

•	expanding our market by selectively establishing new branches;

•	expanding the banking products and financial services we offer.

Recent Strategic Initiatives

Due to the current economic environment and our financial performance over the past year, our Board of Directors and senior management have developed and are executing the following operational initiatives:

Increasing capital ratios. In December 2008, we sold 5,800 shares of non-voting Series A Preferred Stock to the U.S. Department of the Treasury (“Treasury”) in the Capital Purchase Program subdivision of the Troubled Assets Relief Program (“TARP”), yielding $5.8 million in capital. The majority of the proceeds from our participation in TARP was down-streamed to our Bank, which increased its capital ratios. Since receiving these funds, we have made every required dividend payment on time and in full. The majority of the proceeds from this offering will also be down-streamed to the Bank. We believe that these two infusions of capital, in addition to our other business strategies, will allow us to address our problem loans and establish a strong position for profitable growth when the current economic downturn is stabilized.

Improving asset quality. We will continue our aggressive approach to managing our loan portfolio. In June, 2009, we established a Special Assets Division to manage troubled assets and properties acquired through foreclosure. As part of this initiative, we have incorporated Treasure Coast Holdings, Inc. to hold and manage certain such properties. The Special Assets Division’s objective is to maximize the net present value of assets via loan sales, underlying asset sales and aggressive loan-by-loan resolutions. In addition, we continue to monitor and adjust our credit standards as we deem appropriate and are actively trying to improve the diversification of our loan portfolio.

Increasing earnings. Our strategy is geared toward increasing earnings in all facets of our operations. Following the offering, we will continue to primarily focus on attaining and maintaining profitable operations.

•

Other expense: Over the last twelve months, we have reduced compensation expenses, professional fees and other operating expenses by 8%, 18% and 4% respectively and we continue to seek operational efficiencies in all areas. At the same time, however, other operating expenses have seen a sharp increase over the past twelve months, such as legal fees associated with impaired and troubled loans (36%), FDIC assessments (115%) and OREO expenses (1,425%). We will continue to focus on reducing expenses following this offering.

•

Net interest income: We expect improvement of net interest income to be driven by margin expansion as opposed to balance sheet growth. Management’s efforts to improve our net interest income margin includes the establishment of floors on variable and adjustable rate loans, higher margins and fees on new loan originations and loan renewals. We have also increased efforts to attract lower cost checking accounts. Furthermore, a reduction in our non-accrual assets should improve our net interest income.

•

Provision for loan losses: As the economy recovers, asset quality stabilizes and improves, and certain problem relationships are resolved, we anticipate being able to reduce our provision for loan losses in future periods.

•

Other income: We view the continued expansion of non-interest income as a percentage of total revenue as an important strategic objective. We consider our SBA operation, which originates commercial loans for sale into the secondary market to be a continued source of other income growth.

There can be no assurances that we will be able to successfully implement these initiatives. See “Risk Factors.”

Our Reasons for the Offering

We are conducting this offering principally to raise additional capital to increase the capital of the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth. We also intend to retain a portion of the proceeds at the holding company level to fund dividend payments on the Series B Shares and on our Series A Preferred Stock. The Bank has agreed with the bank regulatory agencies, in a memorandum of understanding, that by December 31, 2009 and thereafter, the Bank will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. The Bank has also committed to reducing its ratio of classified assets to the sum of its capital and allowance for loan and lease losses on a graduated basis over the next year, culminating in a ratio of 60% by September 2010. At June 30, 2009, the Bank had a Tier 1 leverage capital ratio of 7.58% and a total risk-based capital ratio of 10.85%, with FPB retaining $1.1 million in cash at the holding company level which could be down-streamed to the Bank as capital. The net proceeds of this offering also will be used for general corporate purposes and depending on the amount that is raised and what we elect to down-stream to the Bank, we may apply to the Federal Reserve to redeem the Series A Preferred Stock with a portion of the proceeds of this offering; however, there can be no assurances that the Federal Reserve will approve our application. See “Risk Factors.”

Loan Portfolio

During the current recession our earnings have been materially affected by required provisions for loan losses stemming from deterioration in our commercial real estate and consumer loan portfolios. In mid-2008, we formulated a plan to reduce our exposure to weaker lending relationships. Management’s practice has been to do business with borrowers in our area who we know. The Bank did not fund any sub-prime loans and had very limited exposure to non-owner occupied commercial real estate and residential real estate. We have moved further away from this class of assets by establishing a moratorium on residential construction and development lending in the current economic environment. As of June 30, 2009, we have reduced our exposure in total construction and development loans by more than $10.1 million, or 76.1% from June 30, 2008. The majority of the Bank’s loans are owner occupied commercial loans to local borrowers or consumer loans to their employees. Our market area as a whole has felt the impact of the residential real estate market’s deterioration and our customers appear to be working hard to adjust their business plans to this new reality.

Over the last six months, we have taken several properties into our subsidiary incorporated for the purpose of divesting our foreclosed assets, and we are actively working to market these properties. For example, in 2009, we have: (i) sold two commercial properties carried at $1.8 million at near their carrying value in September; (ii) sold two vacant lots carried at $60,000 for $58,000 in July; and (iii) contracts for sale for a total of $255,000 on three single family homes, carried at a total of $306,000. We have also had a great deal of success working with our borrowers to move properties to new owners instead of taking them back. To date, the Bank has not been forced to enter into a short sale to accommodate any of these sales.

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At June 30, 2009, the composition of our loan portfolio was (dollars in thousands):

	Outstanding Loans			Non-performing Loans
	Balance Outstanding	% of Loan Portfolio	% of Total Assets	Balance Outstanding	% of Non-performing Loans
Commercial Real Estate	$102,648	54.08%	39.12%	$7,838	61.29%
Multi-Family Loans	1,352	0.72%	0.52%	—	0.00%

Total Commercial Real Estate	$104,000	54.80%	39.64%	$7,838	61.29%

Commercial and Industrial	64,108	33.78%	24.43%	3,801	29.72%
Construction and Land Development	3,159	1.66%	1.20%	402	3.14%
Residential	343	0.18%	0.13%	—	0.00%

Consumer Real Estate	5,145	2.71%	1.96%	169	1.32%
Home Equity Lines or Credit	3,759	1.98%	1.43%	303	2.37%
Other Consumer Loans	9,283	4.89%	3.54%	276	2.16%

Total Consumer Loans	$18,187	9.58%	6.93%	$748	5.85%

Total	$189,797	100.00%	72.33%	$12,789	100.00%

Our Management Team

We believe that the substantial experience and continuity of our senior management team will aid us in executing our business plan and continuing our growth.

Name of Officer	Years with FPB	Years in Banking	Position
David W. Skiles	11	42	Chief Executive Officer and President of the Company & the Bank
Marge Riley	10	25	Chief Operating Officer and Executive Vice President of the Company & the Bank
Nancy E. Aumack	8	27	Chief Financial Officer and Senior Vice President of the Company & the Bank
William V. West	5	19	Senior Lender and Senior Vice President of the Company & the Bank
Stephen J. Krumfolz	10	20	SBA Commercial Lender and Senior Vice President of the Bank
Melissa M. Favorite	10	23	BSA/Compliance Officer and Senior Vice President of the Bank
Randy J. Riley	4	39	Special Assets Manager and Senior Vice President of the Bank
Craig C. Dietz	5	5	Senior Vice President, Credit Administration of the Bank

Our Participation in Capital Purchase Program

In December 2008, we sold 5,800 shares of non-voting Series A Preferred Stock, yielding aggregate proceeds of $5.8 million, and issued a warrant to purchase up to 183,158 shares of our common stock, at $4.75 per share, to the Treasury under TARP. Since receiving these funds, we have made every required dividend payment on time and in full. If we raise at least $5.8 million in this offering that is accounted for as Tier 1 capital, the amount of shares underlying the warrant will be reduced by 50%.

Corporate Information

Our principal executive office is located at 1301 S.E. Port St. Lucie Blvd., Port St. Lucie, Florida 34952, and our telephone number is (772) 398-1388. We maintain an Internet website at www.1stpeoplesbank.com.

SUMMARY FINANCIAL DATA

Our summary financial data presented below as of and for the years ended December 31, 2007 and December 31, 2008, is derived from our audited financial statements. Our summary financial data presented below as of June 30, 2009 and June 30, 2008 and for the six-month periods ended June 30, 2008 and June 30, 2009, is derived from our unaudited financial statements. Such financial statements are included with our Forms 10-Q and Form 10-K incorporated by reference into this Prospectus. The following Summary Financial Data should be read in conjunction with the “Our Business and Analysis of Financial Condition” section contained in this Prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections contained in those Forms 10-Q and Form 10-K. The Company’s historical results are not necessarily indicative of results to be expected in future periods. (Dollars in thousands).

	At or for the Period Ending June 30,		At or for the Period Ending December 31,
	2009	2008	2008	2007	2006
Balance Sheet Data:
Total assets	$262,420	$213,690	$239,173	$196,753	$153,439
Total loans, net	$185,964	$182,254	$184,182	$172,251	$130,133
Total deposits	$227,522	$190,388	$200,683	$172,677	$130,219
Shareholders’ equity	$22,564	$21,110	$24,896	$21,931	$21,063
Total preferred shareholders equity	$5,325	$—	$5,279	$—	$—
Total common shareholders equity	$17,239	$21,110	$19,617	$21,931	$21,063

Income Statement Data:
Net interest income	$3,069	$3,549	$6,851	$7,528	$6,650
Provision for loan and lease losses	$1,932	$832	$4,059	$885	$429
Non-interest income	$547	$430	$874	$996	$824
Non-interest expense	$4,888	$4,234	$8,464	$7,385	$6,082
Income tax (benefit)	$(1,349)	$(415)	$(1,820)	$77	$332
Net (loss) earnings	$(1,855)	$(672)	$(2,978)	$177	$631
Preferred stock dividend requirements and amortization of preferred stock discount	$191	$—	$26	$—	$—
Net (loss) earnings available to common shareholders	$(2,046)	$(672)	$(3,004)	$177	$631

Per Share and Preferred Shares Outstanding Data:
Basic net (loss) earnings per common share(1)	$(.99)	$(.33)	$(1.46)	$.09	$.32
Diluted net (loss) earnings per common share	$(.99)	$(.33)	$(1.46)	$.09	$.31
Book value per common share at year or period-end	$8.38	$10.26	$9.53	$10.66	$11.05
Common shares outstanding, year or period-end	2,058,047	2,058,047	2,058,047	2,058,047	1,906,203
Average common shares outstanding, basic	2,058,047	2,058,047	2,058,047	2,017,553	1,998,871
Average common shares outstanding, diluted	2,058,047	2,058,047	2,058,047	2,034,070	2,030,344

Performance Ratios:
Return on average assets	(1.47)%	(.64)%	(1.37)%	.10%	.43%
Return on average equity	(15.48)%	(6.27)%	(13.97)%	.83%	3.04%
Net interest margin	2.68%	3.56%	3.33%	4.53%	4.79%

Asset Quality Ratios:
Allowance to year or period-end loans	1.70%	1.39%	1.36%	1.36%	1.36%
Non-performing loans to allowance for loan losses	396.31%	277.31%	405.76%	73.13%	19.10%
Non-performing loans to total loans	6.74%	3.84%	5.53%	1.00%	.26%
Non-performing assets to total assets	7.29%	3.33%	5.05%	.89%	.22%
Net chargeoffs to average loans	.67%	.36%	2.11%	.19%	.01%

Capital Ratios:
Total risk-based capital ratio	10.85%	10.79%	10.88%	11.09%	10.45%
Tier 1 risk-based capital ratio	9.60%	9.56%	9.63%	9.83%	9.29%
Tier 1 leverage capital ratio	7.58%	8.71%	8.27%	9.09%	8.08%
Total equity to total assets	8.60%	9.88%	10.41%	11.15%	13.73%

Other Data:
Number of full-time employees	75	81	70	78	70
Number of full-service branch offices	6	6	6	4	4

(1)	All per share amounts reflect the 5% stock dividends declared on May 16, 2007 and paid on June 15, 2007.

THE OFFERING

General

Securities Offered	25,000 Units. Each Unit consists of shares of common stock, par value $0.01 per share and shares of Mandatory Convertible Cumulative Series B Preferred Stock, par value $0.01 per share

Offering Price	$1,000 per Unit.

Securities Outstanding after Offering	shares of common stock, shares of Series B Preferred Stock and 5,800 shares of Series A Preferred Stock.

Use of Proceeds	We intend to use the net proceeds from this offering to provide capital to the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth, to fund the dividend payments on the Series B Preferred Stock and on our Series A Preferred Stock, and to fund our operating expenses at the holding company level. At this time, we can not estimate with any reasonable certainty what percentages of any proceeds would be utilized for any particular purpose.

Minimum Offering	We will not close the offering and issue the securities comprising the Units unless we receive and accept subscriptions for at least 5,000 Units, for $5,000,000 in gross proceeds.

Terms of Series B Preferred Stock

Liquidation Preference	$ per share.

Dividends	Cumulative dividends will accrue from the date of issuance at an annual rate of % and, to the extent that we are legally permitted to pay dividends and we declare a dividend payable, we will pay dividends in cash on each dividend payment date (January 1, April 1, July 1, October 1 of each year) except the final dividend payment date when we may pay dividends in cash, shares of our common stock or a combination thereof. Dividends on the shares of Series B Preferred Stock (“Series B Shares”) will be payable quarterly in arrears.

Redemption	The Series B Shares are not redeemable.

Conversion Price	Each Series B Share is convertible into approximately shares of our common stock, based on a conversion price of $ per share of common stock (the “Conversion Price”).

Optional Conversion	Holders may, at their option, convert their Series B Shares into shares of our common stock based on the Conversion Price. Holders of Series B Shares who exercise the optional conversion right will have the right to receive (at our election in cash, shares of our common stock or a combination thereof) any accrued and unpaid dividends on the Series B Shares as of the conversion date, whether or not declared (other than previously declared dividends on the Series B Shares payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time.

Mandatory Conversion	On , 2012, the Series B Shares which have not previously been voluntarily converted, shall automatically convert into shares of common stock.

Holders of Series B Shares on the mandatory conversion date will have the right to receive accrued and unpaid dividends through such date in cash, shares of our common stock or a combination thereof, whether or not declared (other than previously declared dividends on the Series B Shares payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time.

Anti-Dilution Adjustments	The conversion price and the number of shares of our common stock to be delivered upon conversion may be adjusted in the event of, among other things, stock dividends or distributions in shares of our common stock or subdivisions, splits or combinations of our common stock.

Voting Rights	Each Series B Shares will carry voting rights equal to the voting rights of shares of FPB common stock.

Ranking	The Series B Shares will rank upon our liquidation, winding-up or dissolution:

(i) senior to our common stock and to each other class of capital stock or series of preferred stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the Series B Shares;

(ii) on a parity with our Series A Preferred Stock and any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the Series B Shares; and

(iii) junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the Series B Shares.

Other Terms of the Offering

Best Efforts Offering	The Units are being offered on a “best efforts” basis through our Placement Agent, Kendrick Pierce & Co. This means that Kendrick Pierce & Co. is not required to purchase any Units and is only required to use its best efforts to sell Units to investors in this offering.

Offering Period	The offering will expire on , 2009 at 5:00 p.m., Eastern Time, or earlier in our sole discretion. We have the right, however, to extend the offering until no later than , 2009 without notice to subscribers.

Minimum Purchase	With the exception of our shareholders of record as of , 2009, who have no minimum purchase requirement, investors must subscribe for a minimum of Units in order to participate in the offering. The Board has reserved the right, however, to waive this minimum purchase requirement, in its sole discretion.

Purchase Limitations	We reserve the right to reject any subscription, in whole or in part. Units will not be issued, without prior approval, to any person who, in the Board of Directors’ opinion, would be required to obtain prior approval from any state or federal regulatory authority to own or control our securities.

Subscription Procedures	Subscribers must remit payment to the Placement Agent for the subscribed for Units prior to closing and may authorize the Placement Agent to withdraw funds from a securities account to pay the purchase price. FPB shall place all subscription funds in an escrow account at the Bank pending the closing and the issuance of the Units.

Placement Agent Fees	We will not pay a placement agent fee or commission on any Units sold to our directors, officers, employees or members of any of their immediate families. We will pay to Kendrick Pierce & Co. a placement agent fee of 2% of the amount sold to FPB shareholders of record as of , 2009 and 6% of the amount sold to all other investors.

Risk Factors	You should carefully read the “Risk Factors” section beginning on page of this Prospectus before making any investment decision or purchasing any Units.

Information about the Offering	Questions concerning the offering should be directed only to Kendrick Pierce & Co. at (866) 254-2265, ext. 209.

Trading Symbol	Our common stock trades on the Nasdaq Capital Market under the symbol “FPBI.” There is no public market for our Series B Shares and we do not expect one to develop after the offering.

RISK FACTORS

Risks Related to Our Business

Changes in business and economic conditions, in particular those of the Florida markets in which we operate, could continue to lead to lower asset quality, and lower earnings.

Unlike larger national or regional banks that are more geographically diversified, our business and earnings are closely tied to general business and economic conditions, particularly the economy of St. Lucie, Martin and Indian River Counties, Florida. The local economy is heavily influenced by tourism, real estate, and other service-based industries. Factors that could affect the local economy include declines in tourism, higher energy costs, reduced consumer or corporate spending, natural disasters or adverse weather, the recent and possibly continuing significant decline in real estate values and the recent significant deterioration in general economic conditions. Although there is hope that the biotech industry coming to Port St. Lucie will influence positive change in the economic structure of the city and the immediate surrounding area, a sustained economic downturn could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenue and lower earnings. The Florida economy continued to weaken during the first half of 2009. We continually monitor changes in the economy, changes in housing prices, and unemployment rates. We also monitor the value of collateral, such as real estate, that secures loans we have made. A decline in the value of collateral could also reduce a customer’s borrowing power.

Difficult market conditions could continue to adversely affect us and our industry.

Dramatic declines in asset values, including in the housing and commercial real estate markets, over the past year have negatively impacted credit performance of many financial institutions’ loans. Many lenders have reduced, and in some cases, ceased providing funding to borrowers, including other financial institutions, reflecting concern about the stability of financial markets, generally, and the strength of counterparties, specifically. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies for other financial institutions, a lack of confidence in the financial sector, and increased volatility in the financial markets. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition, and results of operations.

Recent negative developments in the financial services industry and the U.S. and global credit markets may continue to adversely impact our operations, results and stock price.

Negative developments over the past year in the capital markets have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing through 2009 and beyond. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for deposits has increased significantly due to liquidity concerns at many of these same institutions. As a result, there is a likelihood of new Federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of any new legislation and regulation in response to those developments could negatively and materially impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

Our financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, our ability to maintain sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors. As we implement our growth strategy, we may incur increased personnel, occupancy and other operating expenses. As we increase our overhead, we must absorb those higher expenses while we begin to generate new deposits and loans, and there is also a time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Consequently, our plans to grow will likely depress our earnings in the short run, even if we efficiently execute our strategy.

If real estate values in our markets continue to decline, our loan portfolio may become impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in St. Lucie, Martin and Indian River Counties, Florida. As of June 30, 2009, 54.8% of our loan portfolio consisted of commercial real estate loans, and 0.18% of our loan portfolio consisted of residential real estate loans. Real estate values in our market have recently decreased and may continue to decline due to: changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate values continue to decline in our market, the value of the real estate collateral securing our loans will likely be reduced. Such a reduction in the value of our collateral could increase the number of nonperforming loans, reduce our ability to realize on our collateral and thereby adversely affect our financial performance.

Our loan portfolio includes a substantial amount of commercial real estate loans.

Our commercial real estate loans and construction and development loans accounted for $107.2 million, or 56.5%, of our total loan portfolio as of June 30, 2009. Of this total, however, $70.4 million was secured by owner-occupied commercial real estate. The credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Repayment of loans secured by commercial real estate in some cases is dependent upon the successful operation, development or sale of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In these cases, we may be compelled to modify the terms of the loan. As a result, repayment of these loans may, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy. The banking regulators continue to give CRE lending greater scrutiny, and banks with higher levels of CRE loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. During 2008, we added $4.1 million of provisions for loan losses compared to $885,000 in 2007 and $429,000 in 2006, in part reflecting collateral evaluations in response to recent changes in the market values of land collateralizing acquisition and development loans. An additional $1.9 million in provisions for loan losses have been taken in 2009 through June 30.

Like most banking organizations, our business is highly susceptible to the credit risk that some of our borrowers may not repay their loans and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results. This risk is inherent in the banking business. If a significant amount of loans due are not repaid, it would have an adverse effect on our earnings and overall financial condition. As of June 30, 2009, $12.8 million, or 6.7%, of our loan portfolio were classified as non-performing. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. Although we believe that our current allowance for loan losses is adequate and that the methodology we are currently using to determine our provision for loan losses is sound, the process of establishing an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If current levels of market disruption and volatility continue or worsen, we may experience adverse effects, which may be material, on our ability to maintain or access capital and on our business, financial condition and results of operations.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our regulatory requirements, would be adversely affected.

The Bank must meet regulatory capital requirements and maintain sufficient liquidity. Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to remain “well capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common and preferred stock, our ability to make acquisitions, and our business, results of operation and financial conditions, generally. Under FDIC rules, if the Bank ceases to be a “well capitalized” institution for bank regulatory purposes, its ability to accept brokered deposits may be restricted, and the interest rates that it pays may be restricted.

In addition, the Bank has agreed with the bank regulatory agencies, in a memorandum of understanding, that by December 31, 2009 and thereafter, the Bank will maintain a Tier 1 leverage capital ratio of not less than 8% and a total risk-based capital ratio of not less than 11%. The Bank has also committed to reducing its ratio of classified assets to capital and the allowance for loan and lease losses on a graduated basis over the next year, culminating in a ratio of 60% by September 2010.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2008 and June 30, 2009, our nonperforming loans (which consist of non-accrual loans and accruing loans over 90 days delinquent) totaled $10.4 million and $12.8 million, or 5.53% and 6.74% of the loan portfolio, respectively. At December 31, 2008 and June 30, 2009, our nonperforming assets (which include foreclosed real estate) were $12.1 million and $19.1 million, or 5.05% and 7.29% of assets, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. While we have reduced our problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future, or that our nonperforming assets will not result in further losses in the future.

Changes in interest rates could have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

We face strong competition in our market areas that may limit our asset growth and profitability.

Our primary market areas are St. Lucie, Martin and Indian River Counties, Florida. The banking business in these areas is extremely competitive, and the level of competition may increase further, which may limit our asset growth and profitability. We experience competition in both lending and attracting deposits from other banks, savings institutions, and non-bank financial institutions located within our market area, many of which are significantly larger institutions. These institutions, which include Bank of America, Wachovia Bank (now Wells Fargo), Riverside National Bank of Florida, National City Bank (now PNC Bank), Seacoast National Bank, and SunTrust Bank offer services, including extensive and established branch networks and trust services, that we do not provide. Non-bank competitors competing for deposits and deposit-type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms, including many competing lenders that are outside our geographic market area.

Our ability to realize our deferred tax assets may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support this amount, and the amount of net operating loss carryforwards realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code by sales of our capital securities.

As of June 30, 2009, we had deferred tax assets of $3.2 million. These and future deferred tax assets may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support the amount of the deferred tax asset. The amount of net operating loss carryforwards realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code by this offering and/or other sales of our capital securities.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on our business.

As a Florida state chartered commercial bank, the Bank is regulated primarily by the Florida Office of Financial Regulation (“OFR”) and the FDIC. In addition, the parent holding company is regulated by the Federal Reserve Bank of Atlanta and the Board of Governors of the Federal Reserve System. Federal and various state laws and regulations govern numerous aspects of the Bank’s operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. We also undergo periodic examinations by the regulatory agencies. Following such examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations. Those actions would result from the banking regulators’ judgments, based on information available to them at the time of their examination.

Recent legislation in response to market and economic conditions may significantly affect our operations, financial condition, and earnings.

Disruptions in the financial system during 2008 and early 2009 resulted in significantly reduced business activity in the global and U.S. economies, which could potentially and significantly affect financial institutions. In response to this financial crisis affecting the banking system and financial markets, the U.S. Treasury was given the authority to purchase assets or securities of U.S. financial institutions. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in non-interest-bearing transaction deposit accounts. These actions have combined to respond to this unprecedented financial crisis. It is not clear what impact these actions, or future actions, of the Federal government, will have on the financial markets or on the U.S. banking and financial services industries and the broader U.S. and global economies. These new laws, regulations, and changes could increase our FDIC insurance premiums and may also increase our costs of regulatory compliance and of doing business, and otherwise affect our operations.

The TARP CPP and the ARRA impose certain executive compensation and corporate governance requirements that may adversely affect us and our business, including our ability to recruit and retain qualified employees.

The purchase agreement we entered into in connection with our participation in the TARP CPP required us to adopt the Treasury’s standards for executive compensation and corporate governance while the Treasury holds the equity issued pursuant to the TARP CPP, including the common stock which may be issued pursuant to a warrant, which we refer to as the TARP Assistance Period. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The standards include:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

•	required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;

•	prohibition on making golden parachute payments to senior executives; and

•	agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.

The ARRA imposed further limitations on compensation during the TARP Assistance Period including:

•	a prohibition on making any golden parachute payment to a senior executive officer or any of our next five most highly compensated employees;

•	a prohibition on any compensation plan that would encourage manipulation of the reported earnings to enhance the compensation of any of its employees; and

•

a prohibition of the five highest paid executives from receiving or accruing any bonus, retention award, or incentive compensation, or bonus except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

The Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the TARP CPP and ARRA. The new Treasury interim final rules, which became effective on June 15, 2009, also prohibit any tax gross-up payments to senior executive officers and the next 20 highest paid executives. The rule further authorizes the Treasury to establish the Office of the Special Master for TARP Executive Compensation with broad powers to review compensation plans and corporate governance matters of TARP recipients.

These provisions and any future rules issued by the Treasury could adversely affect our ability to attract and retain management capable and motivated sufficiently to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

TARP lending goals may not be attainable.

Congress and the bank regulators have encouraged recipients of TARP capital to use such capital to make loans and it may not be possible to safely, soundly and profitably make sufficient loans to creditworthy persons in the current economy to satisfy such goals. Congressional demands for additional lending by TARP capital recipients, and regulatory demands for demonstrating and reporting such lending are increasing. On November 12, 2008, the bank regulatory agencies issued a statement encouraging banks to, among other things, “lend prudently and responsibly to creditworthy borrowers” and to “work with borrowers to preserve homeownership and avoid preventable foreclosures.” We continue to lend and to report our lending to the Treasury. The future demands for additional lending are unclear and uncertain, and we could be forced to make loans that involve risks or terms that we would not otherwise find acceptable or in our shareholders’ best interest. Such loans could adversely affect our results of operation and financial condition, and may be in conflict with bank regulations and requirements as to liquidity and capital. The profitability of funding such loans using deposits may be adversely affected by increased FDIC insurance premiums.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 already and we expect to pay significantly higher FDIC premiums in the future. We were assessed a $121,000 special assessment by the FDIC in September 2009. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for non-interest-bearing transaction deposit accounts. Banks that participate in the TLG’s non-interest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. The TLG is scheduled to end December 31, 2009, but the FDIC has proposed extending TLG to June 30, 2010, but charging a higher guarantee fee to banks that elect to participate in the extension. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, will cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense in 2009 and for the foreseeable future.

Changes in government regulations and legislation could limit our future performance and growth.

Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Changes in future rules applicable to banks generally or to TARP recipients could adversely affect our operations, financial condition, and results of operations.

The rules and policies applicable to recipients of capital under the TARP CPP continue to evolve and their scope, timing and effect cannot be predicted. We may elect not to use proceeds from this offering to redeem our Series A Preferred Stock issued to the Treasury under the TARP CPP. Any redemption of the securities sold to the Treasury to avoid these restrictions would require prior Federal Reserve and Treasury approval. Based on recently issued Federal Reserve guidelines, institutions seeking to redeem TARP CPP preferred stock must demonstrate an ability to access the long-term debt markets without reliance on the FDIC’s TLG, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before we can redeem any securities sold to the Treasury. Therefore, it is uncertain if we will be able to redeem such securities even if we have sufficient financial resources to do so.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and statements of operations. For example, in April 2009 the Financial Accounting Standards Board (“FASB”) eased its mark-to-market reporting requirements that require banks to price assets to reflect current market prices each quarter. As a result, banks may now use “significant” judgment when assessing the value of the assets sitting on their balance sheets. Although the mark-to-market changes were beneficial, future changes in financial accounting and reporting standards (or a return to the prior mark-to-market requirements) could require us to apply a new or revised standard retroactively, which could result in a material adverse effect on our financial condition or could even require us to restate prior period financial statements.

We may not be able to successfully compete with our competitors for larger customers because our lending limits are lower than theirs.

Our lending limits are significantly lower than those of many of our competitors. Our legal secured lending limit is 25% of the Bank’s capital accounts. As June 30, 2009, our legal lending limit was approximately $5.3 million and it will increase proportionately to how much of the offering proceeds we down-stream to the Bank. Therefore, our lending limit will continue to be significantly less than the limits of most of our competitors and may affect our ability to develop relationships with larger businesses in our market area.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are susceptible to hurricanes and tropical storms and related flooding and wind damage. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect its operations or the economies in our current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms, including flooding and wind damage. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other financial institutions, our operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We rely heavily on David W. Skiles and the rest of our management team, and the unexpected loss of any of those personnel could adversely affect our operations.

Our growth and development is particularly dependent upon the personal efforts and abilities of David W. Skiles, our Chief Executive Officer and President and the employment of additional personnel who aid in that activity. The loss or unavailability to FPB and the Bank of Mr. Skiles or our other members of senior management could have a materially adverse effect on our operations and prospects.

We depend on our ability to attract and retain key personnel.

The implementation of our business strategy also requires us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Risks Related to the Offering

The minimum size of the offering is $5,000,000.

This offering is being made on a “best efforts” basis, which means there is no guarantee that we will be able to sell all or any of the securities offered. We can conduct a closing of the offering after raising $5,000,000 in gross proceeds. Although we expect this sum to be beneficial in meeting our capital needs, it may not be enough to address all of our immediate capital needs or in providing sufficient capital to continue to grow our asset size and take advantage of an economic recovery. In the event we are unable to raise sufficient capital from this offering, it is likely that we will be unable to continue to grow as planned, which may adversely affect future earnings. Regardless of the number of Units that we sell in this offering, we may need to obtain additional capital in the future so that we can successfully execute our business strategy.

We have broad discretion to use the proceeds of this offering.

We expect to use the net proceeds from this offering for the down-streaming of capital to the Bank to maintain its capital ratios, reduce its classified assets and to support its future loan and deposit growth, and to also fund the dividend payments on the Series B Preferred Stock and on our Series A Preferred Stock, the broadening of business lines and other general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have a material adverse effect on our financial condition and results of operations.

Investors may face dilution resulting from the issuance of stock in the future.

We may issue stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of stock or other securities convertible into stock. There can be no assurance that such shares may be issued at prices or on terms better than or equal to the terms obtained by our current shareholders or than those available upon conversion of the preferred stock. The issuance of any additional shares of stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of stock will reduce the proportionate ownership and voting power of our existing shareholders.

Shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock.

Our Board has the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any vote or action of the shareholders. The rights of the holders of our outstanding stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

Our securities are not insured bank deposits and are subject to market risk.

Our securities are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, and are not insured by the FDIC or any other governmental agency.

We may need additional capital in the future and this capital may not be available when needed or at all.

We may need to obtain additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot guarantee that such financing will be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

Our executive officers and directors will continue to have substantial control over FPB after the offering which could delay or prevent a change of control favored by our other shareholders.

Our executive officers and directors, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including election of directors and the approval of mergers or other business combination transactions. Our executive officers and directors own or have the right to acquire approximately 21.4% of the total number of shares of common stock as of June 30, 2009, and may also subscribe to purchase additional shares in the offering.

The interests of these directors and executive officers may differ from the interests of other shareholders, and these shareholders, acting together, would be able to influence significantly all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other investors.

A vibrant public trading market for our securities has not and likely will not develop.

Our preferred stock is not listed or quoted on any stock exchange or market. Presently, our common stock is quoted on the Nasdaq Capital Market under the symbol “FPBI”. Trading in our common stock is very light. The absence of a more active, vibrant public market for our shares may make it difficult for you to resell your shares and is likely to depress the prices which you would receive from any sale of your shares. You may, therefore, be required to bear the economic risks of this investment for an indefinite period of time. We do not expect any market for our preferred stock to develop nor do we expect a more liquid market for our common stock to develop for several years, if at all. Accordingly, investors should consider an investment in our stock to be illiquid relative to securities of other companies with greater public floats and active trading markets.

Certain provisions of Florida and Federal law may discourage or prevent a takeover of FPB and result in a lower market price for our securities.

Florida and Federal law contain anti-takeover provisions that apply to us. These provisions could discourage potential buyers from seeking to acquire us in the future, even though certain shareholders may wish to participate in such a transaction. These provisions could also adversely affect the market price of our securities.

Because of our participation in the U.S. Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on our executive compensation.

Because of our participation in the U.S. Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on our executive compensation. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the preferred stock issued in the Capital Purchase Program. The Series B Shares rank pari passu with the shares of Series A Preferred Stock currently owned by the U.S. Treasury. In addition, our ability to repurchase our shares is restricted. U.S. Treasury consent generally is required for us to make any stock repurchase until the third anniversary of the investment by the U.S. Treasury unless all of the U.S. Treasury’s preferred stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the U.S. Treasury’s preferred stock dividends. In addition, we are bound by the U.S. Treasury’s restrictions on executive compensation for the period during which the U.S. Treasury holds our securities. These restrictions may make it difficult to attract and retain management.

We are a holding company, and we may not have access to the cash flow and other assets of our subsidiaries that may be needed to make dividend payments on the preferred stock.

Although all of our business is conducted through the Bank, the Bank is not obligated to make funds available to us for payment of dividends on the preferred stock. Accordingly, our ability to make payments on the preferred stock is dependent on the earnings and the distribution of funds from the Bank or from reserving offering proceeds. If we do not retain adequate capital from this offering and if the Bank can not pay us dividends, we may be unable to make the dividend payments on the Series B Shares as such payments come due. We cannot assure you that the we will have access to cash flows sufficient to fund dividend payments on the preferred stock when due. Further, our ability to receive dividends from the Bank is subject to extensive government regulation.

The Series B Shares are equity securities and are subordinate to our existing and future indebtedness.

The Series B Shares are equity interests and do not constitute indebtedness. This means the securities rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in liquidation. Our existing and future indebtedness may restrict payment of dividends on the preferred stock. Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of the preferred stock dividends are payable only if declared by our Board of Directors and, as a corporation, we are subject to restrictions on dividend payments out of lawfully available assets. Further, the preferred stock places no restrictions on our business or operations or on our ability to incur indebtedness.

The conversion price of the Series B Shares may be greater than the market price of our common stock on the mandatory conversion date.

The market price of FPB common stock fluctuates based on numerous factors, many of which are not necessarily related to our financial performance. Due to these fluctuations, the market price of our common stock may be greater than the conversion price on             , 2012, the latest date on which Series B Shares must be converted to shares of common stock.

If you are able to resell your preferred stock, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your preferred stock, the price you receive will depend on many other factors that may vary over time, including: (i) the number of potential buyers; (ii) the level of liquidity of the preferred stock; (iii) our financial performance; (iv) the amount of indebtedness we have outstanding; (v) the level, direction and volatility of market interest rates generally; (vi) the market for similar securities; (vii) the market price of our common stock; and (viii) the terms of the preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate, including prices below the price you paid for them.

The offering and conversion prices are not necessarily an indication of the value of our shares.

The offering price of the Units and the conversion price of the Series B Shares do not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Our Board of Directors determined the offering and conversions prices after consulting with our Placement Agent and considering our historic and expected growth, the prior public sale of our shares and general market conditions, among other factors. Nevertheless, the offering and conversion prices may exceed the fair market value of our shares and the price at which shares may be sold after the offering. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined offering or conversion price.

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CAPITALIZATION

The following table sets forth FPB’s capitalization as of June 30, 2009, and as adjusted to give effect to the proceeds from the assumed sale of 5,000 Units (the minimum offering size) and 25,000 Units (the maximum offering size), after deducting maximum Placement Agent commissions of $300,000 and $1,500,000, respectively, and $300,000 in estimated offering expenses.

	At June 30, 2009	As Adjusted for the Sale of 5,000 Units	As Adjusted for Sale of 25,000 Units
Common stock, $0.01 par value, 5,000,000 shares authorized, 2,058,047 shares outstanding at June 30, 2009 and and shares outstanding at the completion of the offering(1)	$20
Series A Preferred Stock; $0.01 par value, 1,000,000 shares authorized, 5,800 shares outstanding at June 30, 2009 and at the completion of the offering	5,800
Series A Preferred Stock discount	(475)
Series B Preferred Stock; $0.01 par value, ares authorized, no shares outstanding at June 30, 2009 and and shares outstanding at the completion of the offering	—
Additional paid-in capital	24,419	28,819	47,619
Accumulated deficit	(7,028)	(7,028)	(7,028)
Accumulated other comprehensive income	(172)	(172)	(172)

Total stockholders’ equity	$22,564	$26,964	$45,764

Bank Capital Ratios:
Total risk-based capital ratio(2)	10.85%
Tier 1 leverage ratio	7.58%
Tier 1 risk-based capital ratio(2)	9.60%
Total equity to total assets	8.60%

(1)	No effect has been given to the issuance of additional shares of common stock pursuant to outstanding warrants or options. As of June 30, 2009, there were outstanding warrants to purchase 183,158 shares of our common stock and options to purchase 157,397 shares of common stock.

(2)	Assumes net proceeds invested in Fed Funds.

OUR BUSINESS

Our Market Areas

We are the only financial institution headquartered in Port St. Lucie, Florida. Our geographic market area encompasses Martin County, St. Lucie County, and Indian River County, Florida. St. Lucie, Martin and Indian River Counties have a total combined year-round adult population of approximately 564,670. From 2000 to 2008, the population of St. Lucie County grew at a compound annual rate of 4.7%, while Martin County grew by 1.6% and Indian River County by 2.9%. In 2007, the U.S. Department of Commerce recognized St. Lucie County as having one of the fastest growing populations of all U.S. Counties.

St. Lucie West is home to the spring training facility for the New York Mets, the St. Lucie Mets and the PGA training center, one of the better golf training centers in the U.S.

Port St. Lucie is home to one of two family-oriented Club Med’s in the U.S. Major employers include St. Lucie County Medical Center, Liberty Medical, Indian River State College, Walmart, Lawnwood Regional Medical Center, QVC and Publix Supermarkets.

The newest major development in St. Lucie County is the Town of Tradition, which is a master-planned, mixed-use community. The Florida Center for Innovation at Tradition is a 120-acre research park under development, anchored by the $40 million East Coast headquarters for Torrey Pines Institute for Molecular Studies. The 108,000 square foot Torrey Pines Facility is just the beginning of a much larger group of biotechnology companies planning to move into the 150 acre Florida Center for Innovation at Tradition. There is much hope that the biotech industry coming to Port St. Lucie will influence positive change in the economic structure of the city and the immediate surrounding area. In addition, the Oregon Health & Science University’s Vaccine and Gene Therapy Institute will be expanding into a 130,000 square-foot facility, and the Mann Research Center, a six-building, 400,000 square foot life sciences complex adjacent to both facilities is planned, along with a new medical campus for Martin Memorial Health Systems. This local expansion is estimated to bring hundreds of new job opportunities to the St. Lucie County area. Our sixth branch office, which opened in May of 2008, is located on Gatlin Boulevard, just outside of the Tradition development.

In Martin County, some of the major employers include Martin Memorial Health Systems, Martin County School District, Publix Supermarkets, Home Depot and Armellini Express Lines. In Indian River County, some of the major employers include Indian River Medical Center, Piper Aircraft, Inc., John’s Island, Sebastian River Medical Center and Visiting Nurse Association.

As of June 30, 2008, the 205 commercial bank and thrift branch offices operating within Martin County, St. Lucie County, and Indian River County, Florida maintained aggregate deposits of approximately $11.5 billion, representing a 27.12% increase over June 30, 2004 levels. Of the total deposits as of June 30, 2008, an estimated 61.59%, or $7.1 billion, of commercial bank and thrift deposits were held at offices of large, out-of-state institutions.

Lending Activities

Our primary source of income is generated from the interest earned on our loan portfolio and fees generated from our lending activities. We primarily focus our lending activities on commercial real estate lending to small and medium-sized businesses, including professionals such as physicians, law firms and accountants. Our commercial mortgage loans include loans for the acquisition/development, construction or rehabilitation of commercial, multi-family or residential real property.

We also emphasize commercial loans secured by assets other than real estate. Our target commercial loan market includes companies in the medical services, retail construction, wholesale, manufacturing and tourism industries. We also offer residential mortgage loans, as well as consumer loans, such as home equity lines of credit. Our goal is to develop commercial lending opportunities where the loan relationships provide us with opportunities to develop depository relationships and other non-commercial loan relationships.

We offer Small Business Administration, or SBA, 7(a) and 504 loans to small businesses throughout our market area. SBA loans are a complement to our focus on strengthening and supporting local communities. We are also participating in the America’s Recovery Capital program (ARC), which is scheduled to cease operation by September 2010, or sooner if all allocation funds are utilized. SBA loans are generally made pursuant to a federal government program designed to assist small businesses in obtaining financing. The federal government guarantees 75% to 90% of the SBA loan balances as an incentive for financial institutions to make loans to small businesses. We generally sell the guaranteed portion of the SBA loan at a premium sale price between approximately 5% and 9%. We had $14.8 million of outstanding SBA loans at June 30, 2009.

Loan Portfolio

The following tables summarize our loan portfolio by type of loan and type of customer as of the dates indicated (dollars in thousands):

	As of June 30,		As of December 31,
	2009		2008		2007		2006
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate	$104,000	54.80%	$94,675	50.54%	$82,951	47.31%	$55,967	42.24%
Commercial & Industrial	$64,108	33.78%	$63,768	34.04%	$59,878	34.15%	$50,521	38.13%
Residential real estate	$343	0.18%	$324	0.17%	$48	0.03%	$315	0.24%
Consumer	$18,187	9.58%	$18,762	10.02%	$21,279	12.13%	$19,618	14.80%
Construction & Development	$3,159	1.66%	$9,793	5.23%	$11,186	6.38%	$6,089	4.59%

Total loans	$189,797	100%	$187,322	100%	$175,342	100%	$132,510	100%

Allowance for loan losses	(3,227)		(2,552)		(2,393)		(1,801)
Deferred loan costs, net	(606)		(588)		(698)		(576)

Loans, net	$185,964		$184,182		$172,251		$130,133

The contractual maturity ranges of our loan portfolio and the amount of such loans with fixed and variable interest rates in each maturity range classified by borrower type as of June 30, 2009 (dollars in thousands):

	One Year or Less	After One Through Five Years	After Five Years	Total
Commercial & Industrial	$15,240	$13,464	$35,404	$64,108
Commercial real estate	7,293	9,654	87,053	104,000
Construction & Development	1,445	280	1,434	3,159
Consumer	2,299	13,025	2,863	18,187
Residential real estate	—	343	—	343

Total loans	$26,277	$36,766	$126,754	$189,797

Loans with a fixed interest rate	$25,046	$29,326	$15,861	$70,233
Loans with a variable interest rate	1,231	7,440	110,893	119,564

Total loans	$26,277	$36,766	$126,754	$189,797

As of June 30, 2009, our loan portfolio was composed of approximately 37% fixed interest rate loans and 63% variable interest rate loans. Scheduled contractual principal repayments do not reflect the actual maturities of loan. The average actual maturity of our loans is substantially less than their average contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loans rates are substantially lower than rates on existing mortgages due primarily to refinancing of adjustable rate and fixed rate loans at lower rates.

Asset Quality

The increase in nonperforming assets in the first half of 2009 was due primarily to the continued decline in the economy, resulting in continued deterioration in the real estate secured sector of our loan portfolio.

As of June 30, 2009, other real estate was comprised of commercial real estate property (29.13%), 1-4 residential property (29.61%), vacant land (1.59%), multi-family residential property (15.16%) and other (24.51%).

We have endeavored to deal aggressively with problem assets in our loan portfolio. Since the Bank’s inception in 1999, we have engaged a third-party audit firm to conduct independent asset quality reviews that are specialized and targeted loan reviews by type. We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile and maintaining a high quality loan portfolio on an ongoing basis. Additionally, in the future we intend to develop a more balanced real estate portfolio by reducing our concentration of higher risk non-owner occupied commercial real estate and construction and development loans.

Furthermore, since December 31, 2008, we have enhanced our credit risk management processes by:

•	forming a real estate holding company to manage and liquidate foreclosed assets;

•	developing processes for supervising criticized and classified loans;

•	adopting a specific action plan for managing and disposing OREO;

•	performing a quarterly assessment of the Bank’s monitoring systems for timely identification of problem loans;

•	forming a Special Assets Committee of the Board that meets monthly to review management’s progress on all classified assets; and

•	creating a Special Assets Department to reduce the Bank’s underperforming credits.

We believe our enhanced credit risk management process positions us to deal effectively with reducing our credit risk profile.

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The following table reflects the levels of non-accrual and past-due loans in our loan portfolio as of the dates indicated (dollars in thousands):

	June 30, 2009	December 31,
		2008	2007	2006
Non-Accrual Loans
Commercial Real Estate	$7,388	$6,627	$805	$—
Commercial & Industrial	3,781	1,635	297	154
Construction and Land development	402	1,106	—	—
Residential	—	179	272	172
Home Equity Lines	303	446	—	—
Other	445	112	27	18

Total	$12,319	$10,105	$1,401	$344

Accruing 90 or more days past due
Commercial Real Estate	$450	$—	$243	$—
Commercial & Industrial	20	250	106	—
Construction and Land development	—	—	—	—
Residential	—	—	—	—
Home Equity Lines	—	—	—	—
Other	—	—	—	—

Total	$470	$250	$349	$—

Total non-performing loans	$12,789	$10,355	$1,750	$344
Foreclosed real estate	6,346	1,714	—	—

Total non-performing assets	$19,135	$12,069	$1,750	$344
Restructured Loans	10,111	12,279	—	—

Total non-performing assets & restructured loans	$29,246	$24,348	$1,750	$344

Ratios
Total non-performing loans to total loans	6.74%	5.53%	1.00%	0.26%
Total non-performing assets to total assets	7.29%	5.05%	0.89%	0.22%
Total non-performing assets & restructured loans to total assets	11.14%	10.18%	0.89%	0.22%

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The following table illustrates the payment status of certain classes of loans in our portfolio (dollars in thousands):

	Accruing and Past Due 30-89 Days Amount	Non-Accrual and Past Due 90 days and Over Amount	Total Amount
As of June 30, 2009
Commercial Real Estate	$3,184	$7,838	$11,022
Commercial & Industrial	4,276	3,801	8,077
Construction and Land development	—	402	402
Residential	—	—	—
Home Equity Lines	—	303	303
Other	38	445	483

Total	$7,498	$12,789	$20,287

As of December 31, 2008
Commercial Real Estate	$3,781	$6,645	$10,426
Commercial & Industrial	2,010	1,932	3,942
Construction and Land development	—	1,106	1,106
Residential	—	179	179
Home Equity Lines	199	446	645
Other	368	47	415

Total	$6,358	$10,355	$16,713

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The following table reflects the activity in our allowance for loan losses during the six month period ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	Six Months Ended June 30, 2009
		Year Ended December 31,
		2008	2007	2006
Total loans outstanding at end of period	$189,797	$187,322	$175,342	$132,510

Allowance for loan losses at beginning of period	$2,552	$2,393	$1,801	$1,383
Charge-offs:
Commercial Real Estate	$(5)	$(986)	$—	$—
Commercial & Industrial	(61)	(548)	(128)	(11)
Construction and Land development	(515)	(1,360)	—	—
Residential	(649)	(667)	(123)	—
Home Equity Lines	—	—	—	—
Other	(84)	(362)	(49)	(22)

Total charge-offs	$(1,314)	$(3,923)	$(300)	$(33)
Recoveries:
Commercial Real Estate	$—	$—	$—	$—
Commercial & Industrial	22	6	1	12
Construction and Land development	—	—	—	—
Residential	12	12	—	—
Home Equity Lines	—	—	—	—
Other	23	5	6	10

Total recoveries	57	23	7	22

Net charge-offs	(1,257)	(3,900)	(293)	(11)

Provision for loan losses	1,932	4,059	885	429
Allowance for loan losses at end of period	$3,227	$2,552	$2,393	$1,801

Ratio of net charge-offs to average loans outstanding	0.67%	2.11	0.19%	0.01%
Ratio of allowance for loan losses to period end loans	1.70%	1.36%	1.36%	1.36%
Ratio of allowance for loan losses to non-performing assets	16.86%	21.15%	136.74%	523.55%
Ratio of allowance for loan losses to total assets	1.23%	1.07%	1.22%	1.17%

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Commercial Real Estate

Our commercial real estate loan portfolio consists mainly of loans secured by office buildings, retail centers, warehouses, farm land, and other commercial properties. As of June 30, 2009, our commercial real estate loans totaled $104.0 million.

The following table summarizes our commercial real estate and farm loans as of June 30, 2009 (dollars in thousands):

	Percentage	Number	Dollars
Total Commercial Real Estate Loans		178	$104,000
Past Due:
30 Days or greater	1.43%	4	$1,490
60 Days or greater	1.63%	4	1,694
90 Days or greater (still accruing)	0.43%	1	450
Non-Accrual	7.10%	12	7,388

Total	10.59%	21	$11,022

Interest Rate:
Fixed	25.89%	47	$26,927
Variable	74.11%	131	77,073

Total	100.00%	178	$104,000

Weighted Average Interest Rate	6.81%
Fixed	5.93%
Variable	7.12%

Commercial and Industrial Loans

Our commercial and industrial loan portfolio consists mainly of loans for lines of credit and the acquisition of inventory, vehicles and equipment, as well as for other business purposes.

We believe that our commercial and industrial loan portfolio is well positioned. As of June 30, 2009, our commercial and industrial loans totaled $64.1 million.

The following table summarizes our commercial and industrial loans as of June 30, 2009 (dollars in thousands):

	Percentage	Number	Dollars
Total Commercial and Industrial Loans		422	$64,108
Past Due:
30 Days or greater	5.32%	9	$3,409
60 Days or greater	1.35%	6	867
90 Days or greater (still accruing)	0.03%	1	20
Non-Accrual	5.90%	26	3,781

Total	12.60%	42	$8,077

Interest Rate:
Fixed	42.93%	288	$27,523
Variable	57.07%	134	36,585

	100.00%	422	$64,108

Weighted Average Interest Rate	5.81%
Fixed	7.15%
Variable	6.11%

Construction and Development Loans

Our construction and development loan portfolio includes residential and non-residential construction and development loans. Our residential portfolio consists mainly of loans for the construction, development, and improvement of residential lots, homes, and subdivisions. Our non-residential portfolio consists mainly of loans for the construction and development of office buildings, hotels, retail centers and other non-residential commercial properties.

We have identified construction and development loans as having a greater level of risk than other types of loans. As of June 30, 2009, these higher-risk loans totaled $3.2 million. We have reduced our exposure to this type of loan by $6.6 million since December 31, 2008, and continue to work to further reduce such exposure.

As of June 30, 2009, the Bank had no construction and development loans that were past-due more than 30 days and $402,000 on nonaccrual status.

Consumer Loans

Our consumer loan portfolio consists mainly of loans to individuals for the purchase of vehicles, equipment, and other goods and services, as well as consumer real estate, home equity lines of credit and overdrafts. As of June 30, 2009, our consumer portfolio totaled approximately $18.2 million. The following table reflects our consumer loans as of June 30, 2009 (dollars in thousands):

	Percentage	Number	Dollars
Total		870	$18,187
Past Due:
30 Days or greater	.21%	1	$38
60 Days or greater	—	—	—
90 Days or greater	—	—	—
Non-Accrual	4.11%	11	748

Total	4.32%	12	$786

Interest Rate:
Fixed	76.09%	791	$13,838
Variable	23.91%	79	4,349

	100.00%	870	$18,187

Weighted Average Interest Rate	6.30%
Fixed	7.13%
Variable	3.68%

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Investment Securities

The following table sets forth the carrying value of our securities portfolio at June 30, 2009 (dollars in thousands):

	At June 30, 2009	At December 31,
		2008	2007	2006
Securities available for sale:
U.S. Government agency securities	$14,924	$16,375	$6,061	$5,445
Mortgage-backed securities	18,911	16,863	728	999

Total securities available for sale	$33,835	$33,238	$6,789	$6,444

Securities held to maturity:
U.S. Government agency securities	$—	$—	$—	$2,500
Mortgage-backed securities	—	1	4	9

Total securities held to maturity	$—	$1	$4	$2,509

Total	$33,835	$33,239	$6,793	$8,953

Deposits

The amounts of each of the following categories of deposits, as of the dates indicated, are as follows (dollars in thousands):

	As of June 30, 2009	As of December 31,
		2008	2007	2006
Non-interest-bearing demand deposits	$20,544	$19,492	$23,141	$20,125
Interest-bearing demand deposits, and savings deposits	60,497	39,458	33,357	35,486
Time deposits	146,481	141,733	116,179	74,608

Total deposits	$227,522	$200,683	$172,677	$130,219

The following table sets forth the maturities and rates of our time deposits of $100,000 or more by category as of the date indicated (dollars in thousands):

	As of June 30,
	2009	Average Rate
Three months or less	$15,540	3.89%
Over three months through one year	21,034	3.32%
One year through three years	13,738	4.69%
Over three years	3,107	4.53%

Total	$53,419	3.91%

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Other Borrowings

The following table illustrates the types, available amounts and outstanding balances of our sources of other borrowings (dollars in thousands) as of June 30, 2009. All borrowings require adequate collateral, such as unpledged investment securities or loans.

Type of Borrowing	Outstanding	Line Amount	Available
Fed Funds Purchased	$—	$—	$—
Repurchase Agreements	—	—	3,401
FHLB Advances	10,600	21,000	10,400
FRB Discount Window	—	22,548	22,548

	$10,600	$43,548	$36,349

MANAGEMENT AND BOARD OF DIRECTORS

FPB’s Board of Directors is divided into three classes. Each director is elected for a three year term and one class is elected each year. The following persons currently serve on FPB and the Bank’s Boards of Directors. The names and ages of the directors, a brief description of their principal occupation and business experience, and certain other information are set forth below.

Class I Directors — Terms Expiring In 2012

Donald J. Cuozzo, age 56, is a director of FPB and the Bank. He received a Bachelor of Science degree in Environmental Technology from the Florida Institute of Technology in 1979. He began his work career in the public sector with the Martin County Growth Management Department before leaving to work with regional and national developers. In 1993, he co-founded Houston Cuozzo Group to provide planning, design and government-oriented strategic planning service for private and public sector clients in South Florida. Mr. Cuozzo has more than 30 years of experience planning and implementing numerous land developments throughout the region and has worked in nearly all facets of community and project development. Mr. Cuozzo is a founding member of the Martin County Business Development Board, a graduate of the first class of Martin County Leadership 91/92, a recipient of the 1991 Industry Appreciation Award for Outstanding Contribution to the Community, and a 2006 recipient of the Industry Appreciation Award for Martin County. He is a past Second Vice President of the Treasure Coast Builders Association. Mr. Cuozzo was appointed to the Treasure Coast Regional Planning Council by Governor Jeb Bush and served for four years in that position. Mr. Cuozzo has been appointed to the Century Commission for Sustainable Florida by Senate President Ken Pruitt and was recently appointed to the Florida Inland Navigation District (F.I.N.D.) by Governor Charlie Christ.

Timothy K. Grimes, age 42, is a director of FPB and the Bank. He was born and raised in St. Lucie County, Florida, attended local schools and graduated from Westwood High School in 1985. He attended Indian River State College before starting in his family’s air conditioning business, Grimes Air Conditioning. For 15 years, he has been president of the company. Mr. Grimes is a past board member for the St. Lucie County United Way, Fort Pierce Manatee Center and other charity organizations. Mr. Grimes has been a member of Fort Pierce Rotary Club for 15 years and served as their president from 1999-2000. He chaired the 2007 Habitat for Humanity Rotary Club Home in Fort Pierce. Mr. Grimes is also co-owner of Southeast Sanitation and Indian Run Development.

John S. Leighton, III, age 42, is a director of FPB and the Bank. He was educated at Florida Atlantic University’s College of Business, where he received a Bachelors’ Degree in Business Administration in 1990 and shortly thereafter joined WTS, Inc., a nuclear contracting, real estate development and engineering support services firm. After serving as Operations Manager for several years, Mr. Leighton formed Leighton

Construction to partner with and expand WTS’s real estate development and construction administration activities. Under Mr. Leighton’s direction, WTS and Leighton Construction have developed and built numerous residential and commercial real estate projects in Martin, St. Lucie and Seminole Counties. Mr. Leighton has been involved in a broad spectrum of community affairs and has been active on a number of community boards. He has served as Interim Director and is a part President of the Business Development Board of Martin County, Inc., a public/private partnership promoting economic development on the “Research Coast”, where he has served since 2002. He has also served as a past director of the Palm City Chamber of Commerce. In 2001, Mr. Leighton was appointed by the Martin County Board of County Commissioners to serve as a founding board member of the Community Redevelopment Agency for Palm City, where he served for four years. He was also appointed in 1998 by the City of Stuart Commission to serve on the board of their Local Planning Agency (LPA). He currently serves on the Executive Committee and the President’s Council of the Business Development Board of Martin County, Inc., and is a board member of the Martin County Local Planning Agency (LPA).

Paul A. Zinter, age 54, is Vice Chairman and a director of FPB and the Bank. He has been a resident of Port St. Lucie for 40 years, and was a member of the second graduating class from Fort Pierce Central High School. Mr. Zinter received a Bachelor of Arts degree in business administration from Eastern New Mexico University in 1975, where he majored in real estate and marketing and was managing partner of a family-owned real estate company. Mr. Zinter was past president and honorary member of the Rotary Club of Port St. Lucie and was a local realtor/managing partner and business owner for 29 years.

Class II Directors — Terms Expiring In 2010

Ann L. Decker, age 58, is a director and Secretary of FPB and the Bank. Ms. Decker serves as the Executive Director of the Indian River State College Foundation, Inc., in Fort Pierce, Florida. For over 30 years, Ms. Decker served as the District Manager for three different U.S. Congressmen that represented this area. Ms. Decker was formerly a co-owner of Intracoastal Printing, Inc., which was sold in 1990. Born in Chicago, Illinois, Ms. Decker has a Bachelor of Science degree in Professional Business Management from Barry University in Miami, Florida, and a Master’s degree in Public Administration from Nova Southeastern University.

Paul J. Miret, age 63, is a director of FPB and the Bank. Mr. Miret was previously a realtor with RE/MAX 100 Riverside. Prior to that, he was the owner and operator of Sunshine Carpet Cleaning from 1978 to 1998 and of Ameri-Kleen Services from 1992 to 1998. He also owns and manages several residential rental units. From 1995 to 1997, Mr. Miret served on the Community Board of Riverside National Bank. Mr. Miret is also a past President of the Port St. Lucie Little League and the Port St. Lucie Exchange Club and a past director of the Port St. Lucie Chamber of Commerce.

Robert L. Seeley, age 84, is a director of FPB and the Bank. Mr. Seeley has been in private law practice in Florida for more than 40 years. Mr. Seeley was co-founder of the Stuart law firm of Fox, Wackeen, Dungey, Beard, Sobel and McCluskey, LLP, for which he currently serves “Of Counsel.” From 1973 to 1996, Mr. Seeley served as a director of Barnett Bank of the Treasure Coast (acquired by Nations Bank, now Bank of America). He also served as the founding director and Chairman of the Saint Lucie Medical Center and a former director of the St. Lucie and Martin County Economic Development Councils. Mr. Seeley completed his undergraduate studies at the University of Illinois and received his Juris Doctorate degree from the University of Florida.

Class III Directors — Terms Expiring In 2011

Gary A. Berger, age 59, is a director and Chairman of the Board for both FPB and the Bank. Mr. Berger is President of the accounting firm of Berger, Toombs, Elam, Gaines, and Frank, CPA. He is a graduate of Michigan State University and has been a certified public accountant since 1975. Mr. Berger is a member of the Rotary Club of Ft. Pierce, the Florida Institute of Certified Public Accountants and the American Institute of Certified Public Accountants. He is a past Treasurer of the United Way, past President of the St. Lucie County Economic Development Council and past President of the Rotary Club of Ft. Pierce, Florida.

Robert L. Schweiger, age 62, is a director of FPB and the Bank. He has been a resident of the Treasure Coast since 1974 and currently resides in Palm City. From 1994 to 1997, Mr. Schweiger served as an Advisory Board member – first with Port St. Lucie National Bank and then with First National Bank. He previously served as founder/President of the Treasure Coast Children’s Home Society, Treasurer of the St. Lucie Boys & Girls Clubs, and Finance Chairman of CASTLE. He studied for his BA degree at Colorado State University and American University of Beirut and for his MBA degree at Florida Atlantic University. Currently, Mr. Schweiger is a private financial investor.

David W. Skiles, age 62, is President and CEO and director of both FPB and the Bank. Prior to joining First Peoples Bank, he was the Martin County Area Executive at 1st United / Wachovia Bank and also was the Senior Vice President and Senior Lending Officer for Port St. Lucie National Bank. Mr. Skiles has a Bachelor of Science degree from Barry University, Miami Florida and an Associate in Applied Science degree from Sinclair College in Dayton Ohio. He is Chair-Elect for the (EDC) Economic Development Council of St. Lucie County. He also serves on the Executive and Board of Directors of that organization. Mr. Skiles serves on the (ICBA) Independent Community Bankers of America’s Lending Committee and the (FBA) Florida Bankers Association Board of Directors and (GRC) Government Relations Committee as well as the Bank Pack Board. He is a member of the (FAU) Florida Atlantic University’s advisory board and board member for Workforce Solutions of the Treasure Coast. He was recently appointed to serve as a member of the St. Lucie County (TAC), Technical Advisory Committee for the (SLC), Airport. He is past President and a current Trustee of the St. Lucie County Chamber of Commerce and past President of the Education Foundation of St. Lucie County. He is active in United Way, having served as campaign chairman in Martin County and on numerous campaigns for the United Way of St. Lucie County. Mr. Skiles is past chairman of the St. Lucie County Chambers Area Council and St. Lucie County (BAP), Business Alliance for Prosperity.

In addition, FPB has three executive officers who do not serve on the Board of Directors.

Nancy E. Aumack, age 60, is FPB and the Bank’s Senior Vice President and Chief Financial Officer. Prior to joining the Bank in 2001, she was Senior Vice President and Chief Financial Officer of Independent Community Bank, Tequesta, Florida. In the period from 1997 to 1999, she served as Chief Financial Officer and Administrative Support Director for the engineering firm LBFH, Palm City, Florida. From 1995 to 1997, she served as Vice President and Chief Financial Officer for Treasure Coast Bank, Stuart, Florida, and from 1983 to 1995, she served as Vice President and Financial Accounting Officer for American Bank of Martin County in Stuart, Florida. Ms. Aumack received her A.S. degree in Banking and Financial Services from Indian River State College in 1989. She is a past Chairman of the ARC of Martin County, and is currently Financial Partner for the Port St. Lucie Women on Wall Street, and a member of the Port St. Lucie Business Women.

Marge Riley, age 60, is FPB and the Bank’s Executive Vice President and Chief Operating Officer. She also serves as the Bank’s Security Officer, and Information Systems Technology Officer. Ms. Riley joined the Bank while it was In Organization in 1998. Ms. Riley began her banking career in 1985 at M & I Western State Bank in Oshkosh, Wisconsin. After moving to Florida in 1987, she worked as Loan Review Specialist for Barnett Bank, Assistant Vice President, Loan Administration at Port St. Lucie National Bank, and Assistant Vice President, Branch Manager for First National Bank. She has A.S. Degrees in Accounting and Banking and Financial Services from Fox Valley Technical College in Appleton, Wisconsin. Ms. Riley is presently a board member for United Way of St. Lucie County, a member and past president of the Port St. Lucie Business Women, and a member of the Port St. Lucie Women on Wall Street.

William V. West, Jr., Age 42, is FPB and the Bank’s Senior Vice President and Senior Lending Officer. Prior to joining the Bank in 2004 he was Vice President of Commercial Lending for Southern Community Bank of Southwest Florida, Naples, Florida. From 1999 to 2001, he served as Assistant Vice President and Commercial Lender for SouthTrust Bank in Naples. In 2001, he completed his Master of Business Administration in Finance, Summa Cum Laude, with International College. He completed his Bachelor of Arts in Organizational Management with Warner Southern College in 1996, and graduated from the Graduate School of

Banking at Colorado in 2006. In 2008, he completed his Bank Operations Diploma with the American Institute of Banking. Mr. West is a fifth generation Floridian who is very active in our community. Mr. West is the President of the Treasured Lands Foundation, Incoming President of the Business Development Board of Martin County, Treasurer of the Industrial Development Authority of Martin County, Past-President of the Education Foundation of Martin County and Past-President of the Jensen Beach Chamber of Commerce. Mr. West was honored this year with a Business Recognition Award from the Florida Commissioner of Education. In 2005, the Florida Economic Development Council awarded him the McLaughlin Award for his contributions to economic development in Florida.

PRICE RANGE OF OUR COMMON STOCK

As of September 8, 2009, we had approximately 1,400 shareholders. On July 21, 2005, FPB became listed on the Nasdaq Capital Market under the symbol “FPBI.” Prior to that, there was no public market for the stock. The table below shows the high, low and closing bid prices on the Nasdaq Capital Market for the periods indicated. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
March 30, 2007	$17.14	$15.71	$16.19
June 30, 2007	$16.61	$14.87	$15.75
September 30, 2007	$15.89	$12.72	$13.40
December 31, 2007	$13.35	$9.71	$9.80
March 31, 2008	$8.66	$8.25	$8.66
June 30, 2008	$7.21	$7.21	$7.21
September 30, 2008	$5.26	$5.02	$5.02
December 31, 2008	$2.84	$1.92	$1.99
March 30, 2009	$4.75	$1.68	$2.50
June 30, 2009	$2.70	$2.00	$2.50

On June 15, 2007, FPB paid a 5% stock dividend on our common stock. No dividends were paid in 2008 or in 2009. Our Series B Shares are not listed on any exchange or other market and we do not anticipate that they will become listed following this offering.

DIVIDEND INFORMATION

We have not paid any cash dividends on our common stock since 2005. There are no current plans to resume payment of cash dividends on our common stock, although we do intend to continue payment of dividends on our Series A Preferred Stock and to commence payment of dividends on our Series B Shares following the offering. Florida law provides that FPB may only pay dividends if the dividend payment would not render it insolvent, or unable to meet its obligations as they come due. Additionally, future dividend policy will depend on our subsidiary’s earnings, capital requirements, financial condition, and other factors. To provide cash sufficient to pay these dividends, we intend to retain a portion of the offering proceeds at the holding company level. Additionally, if FPB is not current in its dividend payments on our outstanding shares of Series A Preferred Stock currently held by the U.S. Treasury, we may not pay dividends on our other securities, such as our common stock or the Series B Shares. See “Risk Factors.”

The Bank is a Florida state-chartered institution. Florida law limits its ability to pay dividends, including a prohibition of payment of dividends from their capital under certain circumstances without the prior approval of the OFR. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting charging off bad debts, depreciation and other worthless assets, and making provision for reasonably anticipated future losses. In addition, state-chartered banks and trust companies in Florida are required to transfer at least 20% of their net income to surplus until their surplus equals the amount of paid-in capital. FPB does not anticipate that the Bank will pay dividends in the foreseeable future so that it can maintain its well capitalized status and retain any earnings to support its growth.

PLAN OF DISTRIBUTION

General

The offering will expire at 5:00 p.m., Eastern Time on             , 2009, unless we sell all of the Units earlier, terminate the offering earlier, or extend the offering. We reserve the right to terminate the offering at any time or to extend the offering, without notice, until no later than             , 2009.

Kendrick Pierce & Co. is acting as our placement agent for this offering. Subject to the terms and conditions described in a Placement Agent Agreement between the Placement Agent and FPB, the Placement Agent has agreed to place a minimum of 5,000 and a maximum of 25,000 Units on a “best efforts, minimum/maximum” basis. While the Placement Agent will use its best efforts to sell the Units, the Placement Agent is under no obligation to sell any or all of the Units and will not be obligated to purchase any of the Units.

We are offering the Units subject to prior sale, withdrawal, cancellation or modification of this Offering, including its structure, terms and conditions, without notice. We are offering the Units to the public at $1,000 per Unit. The Placement Agent may also offer the Units to selected dealers at the public offering price, less a concession not in excess of $            per Unit. We reserve the right, in our sole discretion, to reject in whole or in part any offer to purchase the Units.

As soon as practicable after receipt of a subscription, we will decide whether to accept or reject it. Once a subscription is submitted, it will be binding and cannot be withdrawn by the subscriber. Payment from any subscriber for Units in excess of the amount of securities allocated to such subscriber, if any, will be refunded by mail, without interest, within three business days of the date of rejection.

The Placement Agent Agreement provides that we will pay as compensation to the Placement Agent a placement fee of 2% of the amount sold to FPB shareholders of record as of             , 2009 and 6% of the amount sold to all other investors. We will not pay any fee on Units sold to our directors, officers, employees or members of any of their immediate families.

The following table summarizes the Placement Agent’s discounts and commissions that we will pay to the Placement Agent.

	Per Unit	Minimum Offering	Maximum Offering
Public offering price	$1,000	$5,000,000	$25,000,000
Maximum commission	$60	$300,000	$1,500,000
Proceeds to us, before expenses	$940	$4,700,000	$23,500,000

We will be responsible for the expenses of issuance and distribution of the Units, including registration fees, legal and accounting fees and printing expenses, which we estimate will total approximately $300,000. In addition to the Placement Agent commissions, we will reimburse the Placement Agent for up to $50,000 of its reasonable expenses and $30,000 as a financial advisory fee, regardless of whether we reach the minimum offering.

The Placement Agent, and each of the selected dealers, has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received from the sale of the Units to be deposited in an escrow account

maintained by             as escrow agent for the investors in the offering upon the receipt of funds by the Placement Agent or selected dealer by or before noon of the last business day prior to the sale of the Units, i.e. the date of closing.

Payments for the Units may be made (i) by check, bank draft, wire transfer or money order made payable to “            , as escrow agent for FPB Bancorp, Inc.” or (ii) by authorization of withdrawal from securities accounts maintained with the Placement Agent or one of the selected dealers. If payment is made by check, bank draft, wire transfer or money order, it must be accompanied by a completed Securities Order Form. Funds submitted in this fashion, will not accrue interest pending the closing or termination of this offering. If the offering is terminated, subscribers will receive a refund of their subscription funds without interest or reduction.

If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or termination of the offering, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or termination of the offering. If a purchaser authorizes the Placement Agent or a selected dealer to withdraw the amount of the purchase price from a securities account, such Placement Agent or selected dealer will do so as of the date of closing. The Placement Agent and the selected dealers will inform prospective purchasers of the anticipated date of closing.

If we have not received subscriptions for a minimum of 5,000 Units by             , 2009, we will return to the subscribers all funds placed in the escrow account without interest or deduction for expense. When the minimum number of subscriptions for the Units is attained, we will conduct a first closing and the escrow agent will release all accepted subscription funds to us. We will conduct a second closing at the conclusion of the offering.

In the Placement Agent Agreement, the obligations of the Placement Agent are subject to various customary conditions. The Placement Agent Agreement also provides for reciprocal indemnification arrangements arising from certain liabilities that are found to exist as a consequence of the occurrence of violations of the Securities Act of 1933, as amended, although we have been advised that in the opinion of the SEC such arrangements are in direct contravention of the public policy as expressed in that Act and are unenforceable.

The Placement Agent has the right to terminate the Placement Agent Agreement under defined circumstances, including, for example, if, in the Placement Agent’s judgment, there is a material adverse change in our financial condition or operations, or if market conditions brought about by an outbreak or escalation of hostilities, adverse economic conditions, or other circumstances that render the sale of our common stock impracticable or inadvisable.

The foregoing discussion does not attempt to summarize all substantive provisions of the Placement Agent Agreement, a copy of which may be obtained by any interested investor upon request and has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

Purchase Limitations

Investors who were not Bank shareholders of record on             , 2009, are required to purchase a minimum of             Units in order to participate in the offering, although we reserve the right to waive this requirement in our sole discretion. Shareholders of record as of             , 2009, do not have a minimum purchase requirement. Shares will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities until such clearance has been obtained. This restriction applies to individual investors, as well as to investors who would be presumed to be acting in concert with each other.

Under federal regulations, a rebuttable presumption of concerted action will arise under the following circumstances:

•

a person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step- brothers, sisters, step-sisters and grandchildren; the father, mother, brothers, and sisters of the person’s spouse; and the spouses of the foregoing);

•	In addition, the following persons will be presumed to be acting in concert:

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of the Bank;

•	companies under common control;

•

persons that are parties to any agreement, contract, understanding, relationship or other arrangement, whether written or otherwise, regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 255.42(a)(5) of Regulation Y;

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78n), and the rules promulgated thereunder by the SEC; and

•	a person and any trust for which the person serves as trustee.

Suitability Standards

The requested size of a proposed subscription may cause us to seek further information concerning the subscriber’s net worth, potential for income production, experience in making investment decisions and primary investment objectives. The satisfaction of any such inquiry does not necessarily mean that an investment in the Units is suitable or that a subscription by a particular subscriber to invest will be accepted. Because of the probable lack of any significant public market for our securities for an indefinite period following their issuance, a subscriber should consider an investment in the Units to be an illiquid and long-term investment. Also, due to the nature of the investment, an early sale of the securities underlying the Units could result in a loss to the selling shareholder of some part or all of his initial investment.

DESCRIPTION OF CAPITAL STOCK

We have             ,000,000 shares of authorized capital stock, $0.01 par value per share, of which             ,000,000 are shares of common stock and             ,000,000 are shares of preferred stock.

Common Stock

Currently, we have 2,058,047 shares of common stock outstanding. Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is currently listed for trading on the Nasdaq Capital Market under the symbol “FPBI.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not subject to any liability as shareholders.

Series A Preferred Stock

On December 5, 2008, pursuant to the Troubled Asset Relief Program Capital Purchase Program (“CPP”), FPB issued to the United States Department of the Treasury all of the 5,800 authorized shares of Series A Preferred Stock, having a liquidation preference of $1,000 per share.

Cumulative dividends on the Series A Preferred Stock accrue on the liquidation preference amount at an annual rate of 5% per year for the first five years and at an annual rate of 9% thereafter, but will be paid only if and when declared by FPB’s Board of Directors. The Series A Preferred Stock has no maturity date and ranks senior to the common stock (and pari passu with the Series B Shares) with respect to the payment of dividends, distributions and amounts payable upon liquidation, dissolution and winding up of FPB. Subject to the approval of the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company at 100% of its liquidation preference, plus all accrued but unpaid dividends.

Series B Preferred Stock

In connection with this offering, we have authorized             Series B Shares, having a liquidation preference of $            per share. The Series B Shares will pay dividends at a rate of         % per year. Cumulative dividends will accrue from the date of issuance and, to the extent that we are legally permitted to pay dividends and we declare a dividend payable, we will pay dividends in cash on each dividend payment date (January 1, April 1, July 1, October 1 of each year) except the final dividend payment date when we may pay dividends in cash, shares of our common stock or a combination thereof. Dividends on the shares of Series B Preferred Stock (“Series B Shares”) will be payable quarterly in arrears.

The Series B Shares are not redeemable and each Series B Share is convertible into approximately             shares of our common stock, based on a conversion price of $            per share of common stock (the “Conversion Price”). Holders may, at their option, at any time convert their Series B Shares into shares of our common stock based on the Conversion Price. Holders of Series B Shares who exercise the optional conversion right will have the right to receive (at our election in cash, shares of our common stock or a combination thereof) any accrued and unpaid dividends on the Series B Shares as of the conversion date, whether or not declared (other than previously declared dividends on the Series B Shares payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time. If we are not legally able to pay dividends at that time, such dividends will be paid at the time we are again legally permitted to pay dividends.

Holders of Series B Shares on the mandatory conversion date of             , 2012 will have the right to receive accrued and unpaid dividends through such date in cash, shares of our common stock or a combination thereof, whether or not declared (other than previously declared dividends on the Series B Shares payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time. If we are not legally able to pay dividends at that time, such dividends will be paid at the time we are again legally permitted to pay dividends.

The conversion price and the number of shares of our common stock to be delivered upon conversion may be adjusted in the event of, among other things, stock dividends or distributions in shares of our common stock or subdivisions, splits or combinations of our common stock.

Holders of Series B Shares will have the right to vote on all matters presented to holders of common stock as a single class with the common stock holders. Each Series B Share will have voting rights equal to             shares of common stock.

The Series B Shares will rank upon our liquidation, winding-up or dissolution: (i) senior to our common stock and to each other class of capital stock or series of preferred stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the Series B Shares; (ii) on a parity with our Series A Preferred Stock and any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the Series B Shares; and (iii) junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the Series B Shares.

Undesignated Preferred Stock

We currently have             shares of authorized, undesignated preferred stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable laws of the State of Florida, to establish from time to time the number of shares to be included in each such series and to fix the stated value, designation, powers, preferences and right of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the common stock, including the holders of the Series B Shares voting as a single class on an as-converted basis.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number: (800) 368-5948.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for FPB by Igler & Dougherty, P.A., Tallahassee, Florida. Certain matters will be passed upon for the Placement Agent by Shumaker, Loop & Kendrick, LLP, Tampa, Florida.

EXPERTS

The consolidated financial statements of FPB as of December 31, 2008 and December 31, 2007 and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein in reliance upon the reports of Hacker, Johnson & Smith, P.A., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

FPB is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the SEC. Reports and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the Public Reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC, and our filings are available on the SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 19, 2009 (File No. 000-33351);

•

Our Quarterly Reports on Form 10-Q: for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 14, 2009, and for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on August 12, 2009 (File No. 000-33351);

•

Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 18, 2009, April 29, 2009 and August 7, 2009 (excluding, in each case, information or documents furnished but not filed therewith) (File No. 000-33351);

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 18, 2009 (File No. 000-33351); and

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 9, 2009 (File No. 000-33351).

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, at no cost to the requester, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to FPB Bancorp, Inc., Nancy E. Aumack, Chief Financial Officer, 1792 NE Jensen Beach Boulevard, Jensen Beach, Florida 34957. Telephone requests for copies should be directed to (772) 398-1388. Such documents are also available through our Internet website: www.1stpeoplesbank.com.

You may read and copy any of these documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.

TABLE OF CONTENTS:

25,000 Units

Consisting of

        Shares of Common Stock and

        shares of Series B Preferred Stock

PROSPECTUS

                    , 2009

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of such expenses will be paid by underwriting discounts and commissions. All of such expenses will be paid by us. We will not, however, pay for expense such as commissions and discounts of brokers, dealers or agents for the fees and expenses of counsel, if any, for the selling shareholders. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee.

SEC registration fee	$1,395
Nasdaq listing fee
“Blue Sky” filing fees
Accounting fees and expenses
Legal fees and expenses	100,000
Printing and shipping	50,000
Miscellaneous

Total	$151,395

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under Florida law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty of care or any other duty owed to FPB Bancorp, Inc. as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of FPB Bancorp, Inc. or which involves willful misconduct; or

•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

FPB Bancorp, Inc.’s Bylaws provides that we shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of FPB Bancorp, Inc., against reasonable expense incurred by him in connection with such defense.

The Bylaws also provide that FPB Bancorp, Inc. is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of FPB Bancorp, Inc. and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the Board of Directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested stockholders.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On December 5, 2008, we entered into a purchase agreement with the United States Department of the Treasury, pursuant to which we agreed to issue and sell (i) 5,800 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share and (ii) a warrant to purchase 183,158 shares of our common stock, par value $0.01 per share, for an aggregate purchase price of $5,800,000 in cash. These securities were sold in a transaction exempt from the registration requirements of the Securities Act in reliance on Section (4)(2) of the Securities Act. The purchaser in such transaction was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits. The following exhibits are filed with or incorporated by reference into this Registration Statement. The exhibits marked with an (a) were previously filed as a part of the Company’s Registration Statement on Form SB-1, filed with the Federal Deposit Insurance Corporation on April 30, 2000; those marked with a (b) were filed with the Company’s 2003 Proxy Statement filed with the Security and Exchange Commission (“SEC”) on March 28, 2003; those marked with a (c) were filed with the Company’s Definitive Schedule 14A filed with the SEC on October 26, 2005; those marked with a (d) were filed with the Company’s Form 8-A with the SEC on November 16, 2001; those marked with an (e) were filed with the Company’s Form 10-QSB with the SEC on August 2, 2008; those marked with an (f) were filed with the Company’s Form 10-QSB with the SEC on November 6, 2008; and those marked with an (h) were filed with the Company’s Form 8-K on December 5, 2008.

Exhibit No.	Description of Exhibit
1.1	Placement Agent Agreement (to be filed by amendment)

(d)3.1	Articles of Incorporation

(d)3.2	Bylaws

(e)3.3	Amendment to the Bylaws, Adopted August 15, 2008

(h)3.4	Articles of Amendment to the Articles of Incorporation

(a)4.1	Specimen copy of certificate evidencing shares of the Company’s common capital stock, $0.01 par value

(a)4.2	First Peoples Bank Stock Option Plan dated January 14, 1999

(h)4.3	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A

(h)4.4	Warrant to Purchase Up to 183,158 Shares of Common Stock

(b)4.5	Amendment to First Peoples Bank Stock Option Plan

(c)4.6	2005 Stock Compensation Plan

5.1	Opinion of Igler & Dougherty, P.A. (to be filed by amendment)

(a) 10.1	First Peoples Bank Qualified 401(k) Profit Sharing Plan, dated May 1, 1999

(f)10.2	Amended and Restated Employment Agreement for David W. Skiles

(e)10.3	Amended and Restated Change in Control Agreement for Nancy E. Aumack

(e)10.4	Amended and Restated Change in Control Agreement for Stephen J. Krumfolz

(e)10.5	Amended and Restated Change in Control Agreement for Marge Riley

(h)10.6	Letter Agreement, dated December 5, 2008 between the Company and the United States Department of the Treasury

(h)10.7	Form of Waiver, executed by each of David W. Skiles, Nancy E. Aumack and Marge Riley

(h)10.8	Form of Compliance Agreement, executed by each of David W. Skiles, Nancy E. Aumack, and Marge Riley

(h)10.9	Securities Purchase Agreement – Standard Terms between the Company and the United States Department of the Treasury

10.10	Escrow Agreement (to be filed by amendment)

21.1	Subsidiaries of the Registrant

23.1	Consent of Igler & Dougherty, P.A. (to be contained in Exhibit 5.1 and to be filed by amendment)

23.2	Consent of Hacker, Johnson & Smith, P.A

24.1	Power of Attorney (contained in the signature page)

ITEM 17.	UNDERTAKINGS

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port St. Lucie, State of Florida on September 14, 2009.

FPB BANCORP, INC.

By:	/s/ David W. Skiles
David W. Skiles President, Chief Executive Officer & Principal Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Skiles and Nancy E. Aumack and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated.

Signature	Title	Date

/s/ Nancy E. Aumack Nancy E. Aumack	Senior Vice President, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer	September 14, 2009

Signature	Title	Date

/s/ Gary A. Berger Gary A. Berger	Chairman and the Board of Directors	September 11, 2009

/s/ Donald J. Cuozzo Donald J. Cuozzo	Director	September 15, 2009

/s/ Ann L. Decker Ann L. Decker	Corporate Secretary and Director	September 15, 2009

/s/ Timothy K. Grimes Timothy K. Grimes	Director	September 14, 2009

/s/ John S. Leighton, III John S. Leighton, III	Director	September 15, 2009

/s/ Paul J. Miret Paul J. Miret	Director	September 14, 2009

/s/ Robert L. Schweiger Robert L. Schweiger	Director	September 10, 2009

/s/ Robert L. Seeley Robert L. Seeley	Director	September 16, 2009

/s/ David W. Skiles David W. Skiles	Chief Executive Officer, President, Principal Executive Officer, Director	September 14, 2009

/s/ Paul A. Zinter Paul A. Zinter	Vice Chairman of the Board of Directors	September 14, 2009